UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34078

NORTHSTAR NEUROSCIENCE, INC.

(Exact name of registrant as specified in its charter)

Address: 2401 Fourth Avenue, Suite 300, Seattle, WA 98121    Phone: (206) 300-0204

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share (including related Preferred Stock Purchase Rights)

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 12(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 128

Pursuant to the requirements of the Securities Exchange Act of 1934 Northstar Neuroscience, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 20, 2009	NORTHSTAR NEUROSCIENCE, INC.

	By:	/s/ Brian B. Dow
Brian B. Dow
Vice President of Finance, Chief Financial Officer and Secretary